Schedule A

Transactions – Past 60 days

Date	Nature of Transaction	Shares	Price Per Share
02/28/25	Purchase of Shares in Open Market	3,610	$18.24
03/03/25	Purchase of Shares in Open Market	206,571	$17.79
03/04/25	Purchase of Shares in Open Market	167,079	$18.01
03/05/25	Purchase of Shares in Open Market	122,049	$17.84
03/06/25	Purchase of Shares in Open Market	4,902	$18.21
03/07/25	Purchase of Shares in Open Market	76,268	$18.20
03/10/25	Purchase of Shares in Open Market	66,900	$18.15
03/11/25	Purchase of Shares in Open Market	89,468	$18.11
03/12/25	Purchase of Shares in Open Market	138,853	$18.01
03/13/25	Purchase of Shares in Open Market	87,900	$18.14
03/14/25	Purchase of Shares in Open Market	77	$18.25
04/03/25	Purchase of Shares in Open Market	61,108	$18.12
04/04/25	Purchase of Shares in Open Market	267,600	$16.55
04/07/25	Purchase of Shares in Open Market	244,200	$16.11